November 12, 2008

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Re:          Grubb & Ellis Company (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed on October 30, 2008 by Anthony W. Thompson (the “Proxy Statement”)
Additional Soliciting Materials filed pursuant to Rule 14a-12 on October 27, 2008 By Anthony W. Thompson, Harold A. Ellis, Jr. and Stuart A. Tanz
and on November 4, 2008 By Anthony W. Thompson
Commission File No. 001-08122

Dear Mr. Hindin:

This letter is submitted on behalf of Anthony W. Thompson, Harold A. Ellis, Jr. and Stuart A. Tanz (the “Participants”) in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) concerning the Proxy Statement as set forth in the Staff’s comment letter dated November 7, 2008 (the “Comment Letter”).  For your convenience, we have provided below each of the Staff’s comments to the Proxy Statement followed, in each case, by the Participants’ response thereto.  The numbers below correspond to the numbered comments contained in the Comment Letter.  The responses contained herein are based solely upon information provided by the Participants.

The Participants are filing with the Securities and Exchange Commission concurrently herewith a revised PRRN 14A (the “Revised Proxy Statement”) addressing certain of the comments contained in the Comment Letter, as more specifically described below.

In order to aid the Staff in its review of the modifications made in response to its comments below, the Participants intend to furnish the Staff with comparison copies of the Revised Proxy Statement marked to show revisions made since the Proxy Statement was filed.  In addition, the Participants intend to furnish the Staff with an annotated compilation of supporting materials (the “Supplemental Compendium”) designed to address certain suggestions contained in the Staff’s comment number 3 below.  The Participants have made arrangements to have the aforementioned materials delivered to the Staff.

General

1.             You discuss only four proposals in the body of the proxy statement but you have included five proposals on the proxy card for which you are seeking shareholder votes.  As to the last proposal, where you seek explicit authority to act upon a motion to adjourn or postpone the meeting, provide appropriate explanatory discussion in the proxy statement about why you seek this authority, how you may use it, etc.

RESPONSE:

The Participants respectfully acknowledge the Staff’s comment and confirm that they intend to solicit proxies with respect to four proposals only.  Accordingly, the Participants have revised the Form of Proxy Card appended to the Revised Proxy Statement to make clear that they seek authority to act upon only the four proposals described in the body of the Revised Proxy Statement.

2.             We note that the disclosure refers security holders to information that the filing persons are required to provide and will be contained in the company’s proxy statement for the annual meeting.  We presume that you are relying upon Rule 14a-5(c) to refer to this information.  If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.  If you disseminate your proxy statement prior to the distribution of the company’s proxy statement, it must undertake to provide the omitted information to security holders.  Please advise as to your intent in this regard.

RESPONSE:

The Participants respectfully acknowledge the Staff’s comment and observe that the Company filed its definitive proxy statement with the SEC on November 30,

2008.  Accordingly, the Participants will disseminate their proxy statement subsequent to the distribution by the Company of its proxy statement and, as a consequence, their reliance on Rule 14a-5(c) will comply with the Staff’s expressed views with respect to the operation of such rule.

3.             Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.  Support for opinions or beliefs must be self-evident, disclosed in the proxy statement or provided to the staff, with a view toward disclosure, on a supplemental basis by submitting a Schedule 14A that has been annotated with support for each of the assertions made.  Further, the filing persons must refrain from making any insupportable statements.  We cite the following examples of statements or assertions in the proxy statement and Exhibit 1 of the additional soliciting materials filed on October 27, 2008 that, at a minimum, must be supported on a supplemental basis or require both support and recharacterization as statements of belief or opinion.  With respect to the statements cited below appearing in the additional soliciting materials filed on October 27, 2008, please appropriately characterize statements of opinion or belief, or adequately support any factual allegations made in any future soliciting materials:

Proxy statement

•      “Since Mr. Thompson left the Board on February 8, 2008, the Company has, among other things, announced declining financial results and, according to public reports, suffered turnover in the ranks of its senior management team.”

•      “Building an expanded platform for the delivery of real estate consulting, appraisal and valuation services, which, according to publicly available sources, are increasingly in demand of late.”

•      Each of the bullet pointed statements under each director nominee’s name on pages 10 and 11.

Additional Soliciting Materials filed on October 27, 2008

•      “…against the backdrop of a dramatic plunge in the price of the Company’s stock.”

•      “…the Company had announced poor results, been wracked by management turnover, and suffered an expensive and embarrassing setback when the special purpose acquisition vehicle that it sponsored unceremoniously failed.”

•      the Company’s stockholders “have been made to bear the brunt of the Company’s difficulties”

•      “the Board has presided over a staggering erosion in the price of the Company’s shares in the past 6 months”

•      “the Company has rebuffed [your] suggestions at every turn”

•      “the intransigence of the Company has prevented it from recognizing the value of the suggestions I have advanced...”

•      Mr. Thompson “played an integral role in developing the divisions that are responsible for producing the bulk of the Company’s present cash flow.”

Please revise any future additional soliciting materials to the extent necessary and provide supplemental support where appropriate for any non-conforming statements.

RESPONSE:

Proxy statement

The Participants respectfully acknowledge the Staff’s comment and confirm that they have made appropriate modifications throughout the Revised Proxy Statement to ensure that each statement or assertion of opinion or belief contained therein is characterized as such, and to confirm that a reasonable basis for each such opinion or belief exists.  In addition, support for certain of such statements or assertions has been incorporated directly into the Revised Proxy Statement.  In particular, please note revised disclosure on pages 9 through 11.  Moreover, as previously described, the Participants have prepared a Supplemental Compendium designed to address the Staff’s suggestion in the comment above that certain statements be supported on a supplemental basis.

Additional Soliciting Materials filed on October 27, 2008

The Participants respectfully acknowledge the Staff’s comment and confirm that they will endeavor to ensure that any future additional soliciting materials comply with the Staff’s comment above.  In addition, when appropriate, the Participants will endeavor to provide the Staff with supplemental support for statements for which such support is appropriate.

First Page of Proxy Statement

4.             Page 2 discloses that the solicitation is being made by Mr. Thompson.  Please revise the disclosure throughout the proxy statement to indicate that the solicitation is also being made by Messrs. Ellis and Tanz, who are also deemed participants under the proxy rules.  See Instruction 2 to Item 4 of Schedule 14A.

RESPONSE:

The Participants respectfully acknowledge the Staff’s comment and confirm that they have made appropriate modifications throughout the Revised Proxy Statement to indicate that the solicitation is being made by each of Mssrs. Thompson, Ellis and Tanz.  Each of the Participants recognizes that he is deemed to be a participant under the proxy rules, as provided in Instruction 2 to Item 4 of Schedule 14A.

Questions and Answers about this Proxy Solicitation - What happens if I fail to instruct my broker, page 7

5.             As to each matter to be voted upon at the meeting, explain the effect of a broker non-vote.  For example, for purposes of the by-law amendments that you propose, how will broker non-votes impact the required vote? Consider repeating this information where you discuss each separate proposal.

RESPONSE:

The Participants respectfully acknowledge the Staff’s comment and confirm that they have made appropriate modifications throughout the Revised Proxy Statement to explain the effect of a broker non-vote.  In addition, the Participants have repeated this explanation of the effect of a broker non-vote in each individual proposal contained in the Revised Proxy Statement.  In particular, please note revised disclosure on pages 7, 15, 18, 19 and 20.

Background of the Solicitation, page 9

6.             Describe the circumstances under which Mr. Thompson left the Company in February 2008.

RESPONSE:

The Participants respectfully acknowledge the Staff’s comment and confirm that they have made appropriate modifications in the Revised Proxy Statement describing the circumstances under which Mr. Thompson resigned from the Company’s Board of Directors.  In particular, please note revised disclosure on page 9.

Proposal 3, page 19

7.             Expand this section to explain why you believe this requirement to set an absolute date for the Company’s annual meeting.  For example, in your view, does the Company have a history of delaying such meeting?

RESPONSE:

The Participants respectfully acknowledge the Staff’s comment and confirm that they have expanded the relevant section of the Revised Proxy Statement to explain why they believe that the requirement to set an absolute date for the Company’s annual meeting is advisable.  In this connection, please note revised disclosure on page 19.  The Participants note that they have only proposed an absolute date for this year’s annual meeting, rather than on an ongoing basis, as they believe the Company is presently faced by unusually acute challenges, as more fully described in the Revised Proxy Statement.

8.             Explain why you chose the December 3rd date as the appropriate date for the annual meeting.

RESPONSE:

The Participants respectfully acknowledge the Staff’s comment and confirm that they have made appropriate modifications to the Revised Proxy Statement to explain in a more fulsome manner the basis for their determination that it would be inadvisable for the annual stockholder meeting to be delayed until after December 3rd, a date initially selected by the Company for such annual stockholder meeting.  In this connection, please note revised disclosure on page 19.

Proposal 4, page 20

9.             Expand this section to explain why you believe this bylaw amendment is necessary.  For example, has the Company in the past adjourned a stockholder meeting at which a quorum is present? In our view, the ability to adjourn a meeting to solicit additional proxy votes for the matter to be voted upon at such meeting is not something a proxy holder can do within its discretionary authority conferred with the grant of a proxy; that is, if the Company seeks to use the proxies it receives to adjourn a meeting in order to solicit additional proxies, it must expressly seek (i.e., through a separate proposal) the authority of shareholders to do so.

RESPONSE:

The Participants respectfully acknowledge the Staff’s comment and have expanded the relevant section of the Revised Proxy Statement to explain in greater detail why they believe that it is advisable for the stockholders of the Company to adopt a bylaw amendment to explicitly require stockholder approval for adjournment of a stockholder meeting at which a quorum is present.  In particular, please note revised disclosure on page 20.

Solicitation of Proxies, page 21

10.           We note that proxies may be solicited by “mail, facsimile, telephone, telegraph, electronic mail, Internet, in person and by advertisements.”  Please also tell us whether the filing persons plan to solicit via internet chat rooms, and if so, tell us which websites they plan to utilize.  Please confirm that the filing persons will not include a form of proxy card on any internet web site until they have filed a definitive proxy statement.

RESPONSE:

The Participants respectfully acknowledge the Staff’s comment and confirm that they do not plan to solicit proxies via Internet chat rooms.  Furthermore, the Participants will not include a Form of Proxy Card on any Internet web site until they have filed a definitive proxy statement with the SEC.

11.           Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding in your response letter.

RESPONSE:

The Participants respectfully acknowledge the Staff’s comment and confirm that they understand that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or via e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A, as provided in Rule 14a-6(b) and (c).

Form of Proxy Card

12.           Revise the form of proxy to clearly mark it as a “Preliminary Copy.”  Refer to Rule 14a-6(e)(1).

RESPONSE:

The Participants respectfully acknowledge the Staff’s comment and confirm that they have revised the Form of Proxy Card appended to the Revised Proxy

Statement so that it is clearly marked as a “Preliminary Copy” in accordance with the requirements of Rule 14a-6(e)(1).

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Each of Mssrs. Thompson, Ellis and Tanz (each a “filing person”) acknowledge that such filing person is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and such filing person may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to call me at (213) 892-4333.

Sincerely,

/s/ Kenneth J. Baronsky

Kenneth J. Baronsky